December 16, 2011

VIA EDGAR SUBMISSION

Re:	Nortel Inversora S.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 30, 2011 File No. 1-14270

Ms. Cecilia Blye
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Dear Ms. Blye:

On behalf of our client Nortel Inversora S.A. (the “Company”), we acknowledge receipt by the Company of the Staff  (the “Staff”) of the Securities and Exchange Commission’s letter dated December 15, 2011 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to respond to the Comment Letter. However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of the Company, we respectfully request an extension of time to respond to the Comment Letter beyond the ten business days specified therein. The Company anticipates submitting a response to the Staff on or about January 10, 2012.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (650) 752-2007 or Mr. Jorge Firpo, the Company’s General Manager, at (54 11) 4968-3631 with any questions you may have.

Very truly yours,

/s/ Julia Cowles
Julia Cowles

cc: Mr. Jorge Firpo (General Manager, Nortel Inversora S.A.)